STANDSTILL AGREEMENT

This Standstill Agreement (the "Agreement") is made and entered into effective as of the 28 day of March, 2024, by and among DWS Municipal Income Trust ("KTF"), a Massachusetts business trust, DWS Strategic Municipal Income Trust ("KSM"), a Massachusetts business trust, DWS Investment Management Americas, Inc. ("DIMA"), a Delaware corporation having a place of business at 875 Third Avenue, New York, New York, and Sit Investment Associates, Inc., a Minnesota corporation having a place of business at 3300 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company having a place of business at 3300 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota, on behalf of their directors, managers, members, officers successors, agents, employees, assigns, current or future Affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended) and current or future Affiliated Persons (as defined in the Investment Company Act of 1940, as amended) and any entities or accounts controlled directly or indirectly by any of the foregoing, or with respect to which such person exercises voting discretion, whether such entities or accounts now exist or are organized in the future (collectively, "Sit", together with KTF, KSM and DIMA, the "parties" and each, individually, a "party").

WHEREAS, DIMA is registered as an investment adviser with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940, as amended, (the "Advisers Act") and acts pursuant to investment management agreements as the investment manager to KTF and KSM;

WHEREAS, Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC are each registered as an investment adviser with the SEC under the Advisers Act and act pursuant to investment management agreements as the discretionary investment manager to certain clients who are shareholders of KTF or KSM or both;

WHEREAS, KTF, KSM and Sit have entered into a separate letter agreement dated March 6, 2024, as amended and restated March 19, 2024, regarding certain confidentiality and other obligations with respect to discussions regarding KTF and KSM (the "Letter Agreement") and

WHEREAS, the parties to this Agreement wish to resolve these discussions regarding KTF and KSM.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. <u>Proposals to the Boards</u>. In connection with the execution of this Agreement, DIMA shall propose to the Boards of Trustees of KTF and KSM (collectively, the "Board") that the Board undertake the following measures:

(a) <u>KSM</u> – The Board should approve the termination of KSM, pursuant to which KSM will make a liquidating distribution to shareholders no later than November 30, 2024. The liquidating distribution shall be substantially all (at least 95%) in the form of cash, and to the extent it includes any securities or other property, all shareholders shall receive a pro rata share of such securities or other property.

(b)   KTF – (1) The Board should approve the termination of KTF, pursuant to which KTF will make a liquidating distribution to shareholders no later than November 30, 2026. The liquidating distribution shall be substantially all (at least 95%) in the form of cash, and to the extent it includes any securities or other property, all shareholders shall receive a pro rata share of such securities or other property. (2) The Board should authorize KTF's officers to set and adjust KTF's monthly distribution amount as needed from time to time such that the then current monthly distribution amount per share would result in an annualized distribution rate of at least 7% based on KTF's net asset value per share as of the then current distribution declaration date. The initial adjustment to the monthly distribution will be implemented with KTF's next monthly dividend scheduled to be announced on or about April 8, 2024, and the annualized distribution rate target of at least 7% will remain in effect until the termination of KTF; provided, that, the officers may reduce the monthly distribution amount below the annualized distribution rate target of at least 7% if it is determined in good faith that maintaining the monthly distribution amount per share at an annualized distribution rate target of at least 7% would: (A) result in a violation of law, rule or regulation; (B) result in a violation of or require a material payment by KTF to any person other than common shareholders under any provision of KTF's Amended and Restated Agreement and Declaration of Trust, Amended and Restated By-Laws, Statement Establishing and Fixing the Rights and Preferences of Variable Rate Munifund Term Preferred Shares or any other material agreement, indenture, instrument, contract, lease, or other undertaking to which KTF is a party or by which it is bound; (C) impair the Fund's status as a regulated investment company under the Internal Revenue Code; or (D) constitute a breach of the Board's fiduciary duty owed to KTF or its shareholders.

(c)   The Board should authorize the issuance of press releases to announce its approval of the matters set forth above (collectively, the "Announcement"). The Announcement shall be made on or prior to April 1, 2024.

2.   Sit Obligations. The obligation period begins on the date of the Announcement and ends on the earlier of: (i) a vote by shareholders of KTF or KSM to not approve the termination of KTF or KSM, respectively; (ii) the termination date of KTF; or (iii) November 30, 2026 (the "Obligation Period"). Sit shall through the Obligation Period: (i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals concerning KTF or KSM; (ii) vote in accordance with the Board's recommendations on nominees for election as Trustees of KTF or KSM; (iii) vote in accordance with the Board's recommendations on any other matter submitted to KTF's or KSM's shareholders, provided that Sit shall have no obligation to support any proposal that would have the effect of extending the date of KSM's or KTF's liquidating distribution beyond November 30, 2024 or November 30, 2026, respectively, or reducing KTF's monthly distribution below an annualized 7% distribution rate; (iv) refrain from directly or indirectly soliciting or encouraging others to vote against the Board's recommendations on any matters affecting KTF or KSM; (v) refrain from proposing any nominees for election to the Board of KTF or KSM; (vi) refrain from directly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving KTF or KSM, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of KTF's or KSM's assets; (vii) refrain from granting a proxy with respect to shares of KTF or KSM other than to officers of, or other persons named as proxies by, KTF or KSM; (viii) refrain from executing any written consent with respect to KTF or KSM other than as may be solicited by KTF or KSM; (ix) refrain from joining or participating in a group

concerning KTF or KSM (other than with affiliates of Sit); (x) refrain from seeking the removal of any member of the Board of KTF or KSM; (xi) refrain from seeking control or influence over the management or policies of KTF or KSM; and (xii) not threaten to bring or bring suit against KTF, KSM, DIMA or the Board, other than for alleged violations of the Agreement or the Letter Agreement; provided, that, in each case, Sit shall not be required to undertake any obligation that conflicts with the terms of this Agreement and provided that if outside counsel representing Sit determines that the consummation of any of the foregoing obligations shall cause Sit to violate applicable law, such obligation shall be of no force and effect. Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict Sit from: (A) voting all of its voting securities of KTF or KSM in its discretion on any matter submitted to shareholders that would have the effect of extending the date of KSM's or KTF's liquidating distribution beyond November 30, 2024 or November 30, 2026, respectively, or on any matter relating to the selection or approval of KTF's or KSM's independent audit firm; (B) communicating privately with the Board or any officers of KTF, KSM or DIMA regarding any matter so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications; or (C) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Sit or any of its affiliates.

3.   No Disparagement. Each party hereto, and their respective officers, directors, trustees, managers, members, employees and affiliates, shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage or impugn, the reputation of any other party, their officers, directors, trustees, managers, members, employees or affiliates, or any of the members of the Board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4.   No Assignment. This Agreement shall be binding upon the parties and, except as otherwise provided herein, upon their respective legal successors. No party may assign this Agreement without the prior written consent of each other party and any such attempted assignment shall be void. No person not a party to this Agreement shall have any rights, benefits, or obligations hereunder.

5.   Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflicts of law or choice of laws of any state. In the event of any litigation between the parties concerning this Agreement, it is agreed that the party that is the prevailing party in any such litigation, as determined in a judgment by the court, shall be entitled to recover its fees and expenses relating to such litigation, including, but not limited to, court costs, reasonable attorneys' fees, witness fees, expert fees and applicable travel expenses.

6.   Jurisdiction. The parties agree that the United States District Court for the Southern District of New York (the "District Court") shall have exclusive jurisdiction to hear and determine any suit, action or proceeding arising under this Agreement. For such purpose, each of the parties irrevocably submits to the District Court's jurisdiction. If the District Court lacks federal subject matter jurisdiction with respect to any such suit, action or proceeding, each of the parties

irrevocably agrees that any state court sitting in the City and County of New York (the "State Court") shall have exclusive jurisdiction to hear and determine any such suit, action or proceeding; and, for such purpose, each of the parties irrevocably submits to the State Court's jurisdiction and agrees that the parties will request any such case be assigned to the State Court's Commercial Division.

7.   Waiver of Jury Trial. To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising under this Agreement.

8.   Enforcement. The parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

9.   Amendments. No amendments, changes or modifications may be made to this Agreement without the express prior written consent of each of the parties hereto.

10.   Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions.

11.   No Waiver. No failure or delay by a party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the party against whom the waiver is sought to be charged.

12.   Counterparts; Electronic Signatures. This Agreement may be executed in multiple counterparts, all of which shall constitute one instrument. Any counterpart or other signature delivered by facsimile or by electronic mail shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by that party. Moreover, the parties hereto further acknowledge and agree that this Agreement may be signed and/or transmitted by e-mail or a .pdf document or using electronic signature technology (e.g., via DocuSign or similar electronic signature technology), and that such signed electronic record shall be valid and as effective to bind the party so signing as a paper copy bearing such party's handwritten signature. The parties further consent and agree that (i) to the extent a party signs this Agreement using electronic signature technology, by clicking "SIGN", such party is signing this Agreement electronically; and (ii) the

electronic signatures appearing on this Agreement shall be treated, for purposes of validity, enforceability and admissibility, the same as handwritten signatures.

13.　　Headings.　The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.　　Notices.　Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

　　　　　　If to KTF, KSM or DIMA:


DWS Investment Management Americas, Inc.
100 Summer Street
Boston, Massachusetts 02110-2146
Attention: John Millette
Telephone: (617) 295-2572
Facsimile: (617) 500-7319
E-mail: john.millette@dws.com


　　　　with a copy to:　　　DWS Investment Management Americas, Inc.
100 Summer Street
Boston, Massachusetts 02110-2146
Attention: Caroline Pearson
Telephone: (617) 295-2565
Facsimile: (617) 830-4448
E-mail: caroline.pearson@dws.com


Vedder Price P.C.
222 N. LaSalle St.
Suite 2600
Chicago, IL 60601
Attention: John Marten
Telephone: (312) 609-7753
E-mail: jmarten@vedderprice.com


　　　　If to Sit:　　　Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
Attention: Paul Rasmussen
Telephone: 612-359-2536
E-mail: per@sitinvest.com

Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail.

15.   <u>Entire Agreement</u>. This Agreement and the Letter Agreement constitute the entire agreements between the parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement and the Letter Agreement integrate the whole of the parties' agreements and understandings concerning the same. No prior oral or written representations or understandings concerning the subject matter hereof will operate to amend, supersede or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

16.   <u>Letter Agreement</u>. For sake of clarity, the Letter Agreement shall remain in full force and effect in accordance with its terms following the execution of this Agreement.

17.   <u>Public Disclosure</u>. Each party hereby acknowledges and agrees that from and after the issuance of the Announcement, Sit will not be in possession of any material non-public information received pursuant to the Letter Agreement and it shall not have any duty not to trade on the basis of, any Confidential Information (as defined in the Letter Agreement) provided thereunder. Each of KTF, KSM and DIMA acknowledges that Sit intends to file this Agreement as an exhibit to its Schedules 13D originally filed with the SEC on October 6, 2023 for KTF and November 15, 2023 for KSM, each as amended (the "Schedules 13D"), in an amendment to such Schedules 13D.

18.   <u>No Individual Liability</u>. KTF's and KSM's respective Amended and Restated Agreements and Declarations of Trust are on file with the Secretary of The Commonwealth of Massachusetts, and the officer of KTF and KSM executing this Agreement has done so in his or her capacity as an officer of KTF and KSM and not individually, and the obligations and rights set forth in this Agreement are not binding upon such officer, or KTF's or KSM's Trustees or any shareholder of KTF or KSM, individually, but are binding only upon the respective assets and property of KTF and KSM.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DWS MUNICIPAL INCOME TRUST:

By: /s/ John Millette
Name: John Millette
Title: Vice President and Secretary

DWS STRATEGIC MUNICIPAL
INCOME TRUST:

By: /s/ John Millette
Name: John Millette
Title: Vice President and Secretary

DWS INVESTMENT MANAGEMENT,
AMERICAS INC.

By   /s/ John Millette
Name: John Millette
Title: Chief Legal Officer

By: /s/ Ciara Crawford
Name: Ciara Crawford
Title: Assistant Secretary

SIT INVESTMENT ASSOCIATES, INC.

By: /s/ Paul E. Rasmussen
Name: Paul E. Rasmussen
Title: Vice President

SIT FIXED INCOME ADVISORS II, LLC

By: /s/ Paul E. Rasmussen
Name: Paul E. Rasmussen
Title: Vice President